UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Apellis Pharmaceuticals, Inc.

(Name of Subject Company)

Apellis Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03753U106

(CUSIP Number of Class of Securities)

Cedric Francois, M.D., Ph.D.

President and Chief Executive Officer

Apellis Pharmaceuticals, Inc.

100 Fifth Avenue

Waltham, MA 02451

(617) 977-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber Hal J. Leibowitz Andrew R. Bonnes Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Adam O. Emmerich, Esq. Ronald C. Chen, Esq. Victor Goldfeld, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 relates to the below listed preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Biogen Inc., a Delaware corporation (“Parent”), and Aspen Purchaser Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), to acquire all of the issued and outstanding shares of the common stock, $0.0001 par value per share, of Apellis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 31, 2026, by and among the Company, Parent and Purchaser (the “Merger Agreement”). Following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, Purchaser will merge with and into the Company as provided in the Merger Agreement, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

1.	Exhibit 99.1: Employee FAQ made available to the Company’s employees on the Company’s intranet on April 6, 2026.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking” statements that are subject to risks, uncertainties and other factors relating to future events and the future performance of Biogen Inc. (“Biogen”) and Apellis Pharmaceuticals, Inc. (“Apellis”), including regarding Biogen’s proposed acquisition of Apellis pursuant to that certain Agreement and Plan of Merger, dated as of March 31, 2026, by and among Biogen, Aspen Purchaser Sub, Inc. (“Purchaser”) and Apellis (the “Merger Agreement”, and the tender offer contemplated thereby, the “tender offer” and the merger contemplated thereby, the “merger”, and together with the other transactions contemplated thereby, the “transactions”), the prospective benefits of the transactions, the potential contingent consideration amounts and the terms and the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the transactions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things: the risk that the transactions may not be completed in a timely manner, or at all; uncertainties as to the timing of the tender offer and merger; the possibility that various closing conditions of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; uncertainty regarding how many of Apellis’ stockholders will tender their shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement and the transactions contemplated thereby; uncertainty as to the ultimate transaction costs; uncertainty regarding each of the milestones that are needed to be achieved to obtain the potential contingent consideration amounts, including the possibility that such milestones will never be achieved and that no contingent consideration payments may be made; the effect of the announcement or pendency of the transactions on the trading price of Apellis’ or Biogen’s common stock or Apellis’ or Biogen’s business, operating results or relationships with employees, collaborators, vendors, competitors or other business partners or governmental entities; risks that the transactions or transaction-related uncertainty may disrupt Apellis’ and Biogen’s current plans and business operations; potential difficulties retaining employees as a result of the transactions; risks related to diverting the attention of the management teams of Apellis and Biogen from ongoing business operations; the risk that stockholder litigation or legal proceedings in connection with the transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against Apellis or Biogen related to the transactions; changes in Apellis’ or Biogen’s respective businesses during the period between announcement and closing of the transactions; risks related to Biogen’s ability to realize the anticipated benefits of the transactions, including the possibility that the expected benefits from the transactions will not be realized or will not be realized within the expected time period and that Apellis and Biogen will not be integrated successfully; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties.

A more complete description of these and other material risks can be found in Apellis’ and Biogen’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section entitled “Risk Factors” in Apellis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 24, 2026 (and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1492422/000119312526065179/apls-20251231.htm), in the section entitled “Risk Factors” in Biogen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 6, 2026 (and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/875045/000087504526000013/biib-20251231.htm), in other filings Apellis and Biogen may make with the SEC in the future, including in their Quarterly Reports on Form 10-Q, as well as in the Schedule TO and related tender offer documents to be filed by Biogen and Purchaser and the Schedule 14D-9 to be filed by Apellis. Any forward-looking statements are made based on the current beliefs and judgments of Apellis’ and Biogen’s management, and the reader is cautioned not to rely on any forward-looking statements made by Apellis or Biogen. Any forward-looking statements contained herein speak only as of the date hereof, and Apellis and Biogen do not undertake and expressly disclaim any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Important Information for Investors and Stockholders and Where to Find It

The tender offer referenced in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Biogen, Purchaser or Apellis will file with the SEC. The solicitation and offer to buy outstanding shares of Apellis common stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Biogen and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Biogen and Purchaser will file a Tender Offer Statement on Schedule TO and thereafter Apellis will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. APELLIS’ STOCKHOLDERS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND MERGER THAT APELLIS’ STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, and the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all of Apellis’ stockholders at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials filed by Apellis may be obtained for free under the “Investors & Media” section of the Company’s website at https://investors.apellis.com/investor-relations. Additional copies of the tender offer materials filed by Biogen and Purchaser may be obtained for free under the “Investors” section of Biogen’s website at https://investors.biogen.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents and the Solicitation/Recommendation Statement on Schedule 14D-9, Apellis and Biogen each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the internet at the SEC’s website at http://www.sec.gov.

Exhibit No.	Description
99.1	Employee FAQ made available to the Company’s employees on the Company’s intranet on April 6, 2026.